

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Dr. Friedhelm Blobel, Ph.D.
Chief Executive Officer
SciClone Pharmaceuticals, Inc.
950 Tower Lane, Suite 900
Foster City, CA 94404 [Company Name and Address]

> **Re:** **SciClone Pharmaceuticals, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 30, 2010**
> **Form 10-K/A for the year ended December 31, 2009**
> **File No. 000-19825**

Dear Dr. Blobel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Assistant Director
Jeffrey Riedler

cc: Howard Clowes
DLA Piper LLP
555 Mission Street, Suite 2400
San Francisco, CA 94105